	FEDERAL INSURANCE COMPANY
	Endorsement No.	3
	Bond Number:	81948090
NAME OF ASSURED:	NT ALPHA STRATEGIES FUND

	REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING
CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.
		SINGLE LOSS	DEDUCTIBLE
INSURING CLAUSE		LIMIT OF LIABILITY	AMOUNT
1.	Employee	$ 750,000	$ 25,000
2.	On Premises	$ 750,000	$ 25,000
3.	In Transit	$ 750,000	$ 25,000
4.	Forgery or Alteration	$ 750,000	$ 25,000
5.	Extended Forgery	$ 750,000	$ 25,000
6.	Counterfeit Currency	$ 750,000	$ 25,000
7.	Threats to Person	$ Not Covered	$ N/A
8.	Computer System	$ 750,000	$ 25,000
9.	Voice Initiated Funds Transfer Instruction	$ 750,000	$ 25,000
10. Uncollectible Items of Deposit		$ 250,000	$ 5,000
11. Audit Expense		$ 250,000	$ 5,000

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 27, 2008

ICAP Bond
Form 17-02-1582 (Ed. 5-98)	Page 1